Exhibit 8

List of Significant Subsidiaries

Our significant subsidiaries are set forth below, all of which are either 100% owned by us or controlled by us.

Name of Subsidiary	Country of Incorporation

Ituran USA Holdings Inc.	USA
Ituran USA Inc.	USA
Ituran de Argentina S.A.	Argentina
Ituran Sistemas de Monitoramento Ltda.	Brazil
Ituran Instalacoes Ltda.	Brazil
Teleran Holding Ltda.	Brazil
E.R.M. Electronic Systems Limited	Israel
Mapa Mapping & Publishing Ltd.	Israel
Ituran servicos Ltda.	Brazil